Exhibit 99.7

(a joint stock limited company incorporated in the People’s Republic of China)
(Stock Code / : 00525)
Request Form
To: Guangshen Railway Company Limited (the “Company”)
c/o Hong Kong Registrars Limited
17M Floor, Hopewell Centre,
183 Queen’s Road East, Wanchai, Hong Kong
I/We would like to receive the current and future Corporate Communications*of the Company as indicated below:
(Please mark ONLY ONE (X) of the following boxes)
☐ to receive the printed English version of all current and future Corporate Communications ONLY; OR
☐ to receive the printed Chinese version of all current and future Corporate Communications ONLY; OR
☐ to receive both printed English and Chinese versions of all current and future Corporate Communications.
Signature:
Contact telephone number:
Date:
Notes:
1. Please complete all your details clearly.
2. This letter is addressed to Non-registered holders (“Non-registered holder” means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications).
3. Any form with more than one box marked (X), with no box marked (X), with no signature or otherwise incorrectly completed will be void.
4. The above instruction will apply to all current and future Corporate Communications to be sent to you until you notify to the Company’s H Share Registrar c/o Hong Kong Registrars Limited to the contrary or unless you have at anytime ceased to have in the Company.
5. For the avoidance of doubt, we do not accept any special instructions written on this Request Form.
* Corporate Communications include but not limited to (a) the directors’ report, its annual accounts together with a copy of the auditors’ report and, where applicable, its summary financial report; (b) the interim report and, where applicable, summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; (f) a proxy form; and (g) a attendance confirmation reply form.